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VIA EDGAR

June 23, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 28, 2017 File No. 001-15202
Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below is Berkley’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission provided orally by Mr. Mark Brunhofer on June 5, 2017. For your convenience, we have summarized the comment in italics, followed by Berkley’s response thereto.

Notes to the Consolidated Financial Statements

(14) Reserves for Losses and Loss Expenses, page 73

1.
Please provide us with the information that would be provided in separate claims development tables for each of the four lines of business identified in response to our previous comment 4, if available.   If not available, demonstrate to us otherwise how these lines do not have significantly different characteristics and that useful information is not obscured by their aggregation into a single table.

As mentioned in our previous response to comment 4, the other liability claims development tables contained in our 2016 Annual Report on Form 10-K include the following major lines of business: general liability, commercial multiple peril (CMP) liability, products liability and umbrella.  As discussed with Mr. Brunhofer, general liability and CMP liability, which represent approximately 83% of the total net reserves, are essentially the same insurance product.  When the coverage is sold on a stand-alone basis, it is referred to as “general liability;” when the coverage is sold together with a property policy, it is referred to as “CMP liability.”  Otherwise the risks and coverage are the same.  The property component of CMP is reported in a separate claims development table.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 23, 2017

The two smaller components of the other liability development tables – umbrella and products liability – have risks and characteristics that are very similar to general liability, including loss development patterns, loss payment patterns, loss reserve duration, type of coverage and policy form and other characteristics.  In accordance with ASC 944-40-50-4H, the Company has aggregated these similar lines of business in the other liability claims development tables.

At the request of the Staff, in Appendix I hereto we have disaggregated the $3.3 billion in net reserves included in the other liability claims development tables into separate claims development tables for each of the following lines of business:

1.	general liability and other (including umbrella but excluding CMP and products liability);
2.	CMP liability; and
3.	products liability.

The net reserve amounts included in the first table above are predominantly general liability (87%).  The Company does not maintain separate historical claims development data for the umbrella business.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Mark Brunhofer (SEC)
Bonnie Baynes (SEC)
W. Robert Berkley, Jr. (Berkley)
Richard M. Baio (Berkley)
Eugene G. Ballard (Berkley)
Matthew M. Ricciardi (Berkley)

Appendix I